UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November,  2009

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	News Release Dated November 5, 2009

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	November 5, 2009
TSX: CTQ, NYSE Amex : ETQ

REGULATIONS TO THE MINING LAW SIGNED IN ECUADOR

VANCOUVER, CANADA, November 5, 2009 – the Company is pleased to announce that President Correa has signed the Regulations to the Mining Law that was proclaimed earlier this year. The ceremony for the Presidential approval was held on Wednesday, November 4, 2009 in Zaruma, Ecuador which is an important center for the small mining industry in Ecuador. The Company expects to receive a copy of the new Regulations shortly.

Commented Ken Shannon, Corriente's President and CEO, "With the Regulations signed, real progress has been made in the development of a responsible mining sector in Ecuador. Corriente now will be able to carry out advanced development work on our projects under these new Regulations. We expect a significant increase in opportunities for members of our local communities who are the key stakeholders in a future which encompasses responsible mining. With the price of copper doubling since the beginning of the year as the global economy recovers, the outlook for the Company's projects has improved materially."

Negotiations still continue with the selected party regarding the potential sale of the company as last reported in the Company's news release dated July 20, 2009. The extension of these discussions with the selected party has presented the company with an opportunity to respond to renewed interest we are receiving in our copper projects in Ecuador. Several groups have completed their review of project information in the company's data room and requests have been received for Ecuador site visits. Corriente intends to take advantage of this newly improved copper environment to ensure shareholders are presented with the best outcome.

Further comments or announcements will be made by the company as developments warrant. No assurance can be given that the negotiations will result in an agreement for any sale of the company.

ABOUT CORRIENTE

Corriente holds a 100% interest in four known copper and copper-gold porphyry deposits that are being strategically developed as the Mirador Project (which includes our Mirador Norte deposit) and the Panantza-San Carlos Project, for which NI 43-101 Technical Reports have been filed on SEDAR (www.sedar.com).

The company also holds 100% of concession interests covering approximately 430 square kilometres, in which six additional copper exploration targets have been identified. Taken together, the known project deposits and exploration targets represent a potential long-term district development opportunity for large-scale copper-gold mining in southeast Ecuador.

"Ken Shannon"

Kenneth R. Shannon
CEO and President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our website at www.corriente.com.

Certain statements contained in this News Release, which announces the Ecuador Government's release of the Regulations to the Mining Law, as well as the status of the company's negotiations regarding the potential sale of the company, constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding projected production rates and capital costs, estimates regarding copper prices, mineral resources and anticipated grades and internal rates of return. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, risks related to the exploration stage of the company's projects; discussions with prospective joint venture partners and related potential outcomes; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in copper prices; the possibility that Corriente may change its plans with respect to one or more properties; and other risks and uncertainties described in the company's Annual Information Form for the year ended December 31, 2008, and registration statement on Form 40-F filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, respectively. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: November 5, 2009
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer